Exhibit 99.1

China Finance Online Reports Second Quarter and First Half 2014 Ended June 30, 2014 Unaudited Financial Results

2Q14 Net revenues Up 171.4% Year over Year to $20.6 Million
2Q14 Revenues from Financial Services Up 399.8% Year over Year to $16.4 Million
2Q14 Gross Profit Up 193.5% Year over Year to $15.1 Million

Beijing, China, September 29, 2014 – China Finance Online Co. Limited (“China Finance Online”, or the “Company”, “we”, “us” or “our”) (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with online access to securities, commodities and wealth management products, today announced its unaudited financial results for the second quarter and six months ended June 30, 2014.

Second Quarter 2014 Highlights

•	Net revenues increased by 171.4% year over year to $20.6 million, compared with $7.6 million in the second quarter of 2013.
•	Revenues from financial services increased by 399.8% year over year to $16.4 million, compared with $3.3 million in the second quarter of 2013.
•	Gross profit increased by 193.5% to $15.1 million, compared with $5.2 million in the second quarter of 2013.

First Half 2014 Highlights

•	Net revenues increased by 234.3% year over year to $43.8 million, compared with $13.1 million in the first half of 2013.
•	Revenues from financial services increased by 706.6% year over year to $34.4 million, compared with $4.3 million in the first half of 2013.
•	Gross profit increased by 274.4% to $32.9 million, compared with $8.8 million in the first half of 2013.

Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online stated, “We are pleased to announce that we have seen a promising beginning towards building an integrated online securities trading and wealth management platform. During the third quarter of 2014, we launched “Zhengquantong (“Securities Master”)”, a fully-integrated securities-trading platform that will be easily accessible through a highly-intuitive user interface via computers, smartphones, tablets, and smart TVs. By leveraging our innovative financial services platform, we entered into strategic partnership agreements with CITIC Securities Co., Ltd. (“CITIC Securities”) and Zhongshan Securities Co. Limited (“Zhongshan Securities”) and will continue to launch similar strategic partnerships going forward. Looking ahead, we will strengthen our efforts in building a comprehensive wealth management ecosystem through our fully-integrated online securities-trading platform, making financial management and investment activities easier for all Chinese retail investors. We are confident that as we fortify our market leadership position in China, we will be able to deliver long-term value to our shareholders.”

Second Quarter 2014 Financial Results

Net revenues for the second quarter of 2014 increased by 171.4% year-over-year to $20.6 million from $7.6 million in the second quarter of 2013, and compared with $23.2 million in the first quarter of 2014. The Company’s net revenues are categorized under: (a) revenues from financial information and advisory business, which include subscription fees from individual customers and institutional customers; (b) revenues from financial services, which include brokerage-related revenues and our precious metals trading services; (c) revenues from advertising; and (d) others. During the second quarter of 2014, revenues from financial information and advisory business, financial services, advertising, and others contributed 11.9%, 79.5%, 8.2%, and 0.4%, of the total revenues, respectively, compared with 32.3%, 43.1%, 22.1%, and 2.5%, respectively, in the second quarter of 2013.

Revenues from financial information and advisory business were $2.5 million, compared with $2.5 million in the second quarter of 2013, and $3.2 million in the first quarter of 2014.

Revenues from financial services increased by 399.8% year over year to $16.4 million, compared with $3.3 million in the second quarter of 2013, and $18.0 million in the first quarter of 2014. The quarter-over-quarter decrease was mainly due to market fluctuations of the precious metal market.

Revenues from advertising remained stable at $1.7 million, compared with $1.7 million in the second quarter of 2013, and $1.8 million in the first quarter of 2014.

Gross profit increased by 193.5% year over year to $15.1 million from $5.2 million in the second quarter of 2013, and compared with $17.8 million in the first quarter of 2014. Gross margin for the second quarter of 2014 was 73.5%, compared with 67.9% in the second quarter of 2013, and 76.8% in the first quarter of 2014. The change in gross margin was mainly driven by revenues related to higher-margin financial services.

General and administrative (“G&A”) expenses for the second quarter of 2014 were $3.8 million, or 18.6% of net revenues, compared with $3.2 million, or 41.5% of net revenues in the second quarter of 2013, and $4.0 million, or 17.4% of net revenues in the first quarter of 2014.  The year-over-year increase in G&A expenses was mainly due to the expansion of new businesses, share-based compensation expenses and increased rental costs.

Sales and marketing (“S&M”) expenses for the second quarter of 2014 were $12.9 million, or 62.5% of net revenues, compared with $4.5 million, or 59.6% of net revenues in the second quarter of 2013, and $12.1 million, or 52.2% of net revenues in the first quarter of 2014. The year-over-year increase in S&M expenses was mainly due to increased sales from the Company’s financial services business.

Research and development (“R&D”) expenses for the second quarter of 2014 were $2.6 million, or 12.5% of net revenues, compared with $2.2 million, or 29.2% of net revenues for the second quarter in 2013, and $2.6 million, or 11.0% of net revenues for the first quarter of 2014. The year-over-year increase in R&D expenses was mainly due to the ongoing development in the Company’s products and services offerings.

The Company recognized an impairment loss of intangible assets and goodwill of $1.8 million and $8.2 million, respectively, during the second quarter of 2014. The loss was mainly caused by the Company’s restructuring of financial information and advisory services.

Net loss attributable to China Finance Online for the second quarter of 2014 was $6.4 million, compared with a net loss of $4.5 million in the second quarter of 2013, and a net loss of $2.0 million in the first quarter of 2014. The increase in net loss was mainly due to the loss from impairments of intangible assets and goodwill.

Non-GAAP net income attributable to China Finance Online, which excluded losses from impairments of goodwill and intangible assets attributable to the Company and non-cash share-based compensation expenses, for the second quarter of 2014 was $0.3 million, compared with a non-GAAP net loss of $4.4 million in the second quarter of 2013, and a non-GAAP net loss of $1.5 million in the first quarter of 2014.

Basic and diluted weighted average number of ordinary shares in the second quarter of 2014 was 109 million. Each ADS represents five ordinary shares of the Company.

As of June 30, 2014, total cash and cash equivalents were $20.4 million, compared with $36.4 million at the end of 2013.

The total shareholders’ equity of China Finance Online was $59.5 million as of June 30, 2014.

First Half 2014 Financial Results

Net revenues for the first half of 2014 increased by 234.3% year over year to $43.8 million from $13.1 million in the first half of 2013.

Gross profit for the first half of 2014 increased by 274.4% to $32.9 million, compared with $8.8 million in the first half of 2013.

Net loss attributable to the Company for the first half of 2014 was $8.4 million, compared to $8.9 million in the first half of 2013.

Recent Developments

In August, we launched Securities Master, or Zhengquantong, the first integrated web-based securities trading platform in China. As a part of Securities Master’s launch, we entered into a strategic partnership with CITIC Securities, the largest brokerage firm in China, to integrate Securities Master’s state-of-the-art web-based architecture with CITIC Securities’ robust trading and settlement system. By creating a simple and seamless experience for retail investors from the opening of an account to real-time trading, investors will be able to effectively and efficiently manage their finances over our Securities Master platform. For the first time, retail investors will have access to one-stop professional-level financial information and services such as securities trading, portfolio management, market data, analytics, and research reports, as well as real-time online advisory services.

In further leveraging our Securities Master platform, in September the Company entered into another similar strategic partnership agreement with Zhongshan Securities to integrate our Securities Master platform with Zhongshan Securities’ trading and settlement system. This partnership will allow customers to easily create new trading accounts and offer highly-competitive commission rates, which can be as low as 0.025%. Zhongshan Securities will also provide our users with additional services such as access to microfinance loans and several other products.

Since the Company developed the concept of “Making Investment Easier”, the Company has leveraged its long history and expertise in online financial services to launch the precious metal trading business and the web-based securities trading services, “Securities Master”. The Company continued the transition from providing financial information products to financial services. As part of the transition, the Company restructured some of its business units and assets, which incurred a reduction in goodwill of $8.2 million and a reduction in the value of intangible assets of $1.8 million.

As previously disclosed by the Company, the Company’s board of directors approved and authorized participation in a real estate investment project in Hebei, China in 2013. By the end of 2013, the Company sold its entire ownership in the project and realized a US$2.8 million gain. In addition, in December 2013, the Company provided a $10.3 million loan to the developer of the project in Hebei (the “Hebei Developer”) with a monthly interest rate of 1.5%.  The remaining consideration receivables and loan are secured by 100% of the Hebei Developer’s equity. In September 2014, the Company’s board of directors approved an extension of the outstanding loan and remaining consideration receivables for a period of three months. The Company expects to receive full payment on the loan and collect the remaining consideration receivables by the end of 2014.

Conference Call Information

The Company will host a conference call and a simultaneous webcast on September 29, 2014 at 8:00 p.m. Eastern Time, or September 30, 2014 at 8:00 a.m. Beijing Time. Interested parties may participate in the conference call by dialing the following numbers approximately five minutes before the call start time: U.S. 1-800-742-9301, Hong Kong 800-906-648, Singapore 800-616-2313, or China 800-870-0210/ 400-120-3170, and the Conference ID for all regions is 10046303.

A replay of the conference call will be available shortly after the conclusion of the event through 9:59 a.m. Eastern Time, or 9:59 p.m. Beijing Time on October 6, 2014. The dial-in details for the replay are: U.S. 1-855-452-5696, Hong Kong 800-963-117, Singapore 800-616-2305, and China 800-870-0205/400-632-2162. Conference ID for all regions is 10046303.

The conference call will be available as a live webcast and replay at: http://www.media-server.com/m/p/ep4f8t3u

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors access to securities, commodities and wealth management products. The Company’s two prominent flagship portal sites, www.jrj.com and www.stockstar.com, are ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•	our product upgrade, strategic transformation and restructuring initiatives;
•	our prospect on the continuous growth of our precious metals trading services;
•	our prospect on our strategic partnerships with CITIC Securities and Zhongshan Securities;
•	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online securities-trading platform;
•	our prospect on stabilization in cash attrition and improvement of our financial position;
•	our prospect on timely collecting the loan extended to the Hebei Developer and the receivables resulting from our real estate development project in Hebei; and
•	our initiatives to address customers’ demand for intuitive online investment platforms and alternative investment opportunities.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risks and uncertainties include, among others, the following:

•	the changing customer needs, regulatory environment and market condition that we are subject to;
•	the uneven condition of the world and Chinese economy that could lead to volatility in the equity markets and affect our operating results in the coming quarters;
•	the impact of the changing conditions of the mainland Chinese stock market, Hong Kong stock market and global financial market on our future performance;
•	the unpredictability of our strategic transformation and growth of new businesses, including our precious metal trading service;
•	the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcome;
•	the degree to which our strategic collaborations with partners will yield successful outcome;
•	the prospect for China’s high-net-worth and middle-class households;
•	the prospect of equipping our customer specialists with new technology, tools and financial knowledge;
•	wavering investor confidence that could impact our business; and
•	possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income.

Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under “Forward-Looking Information” and “Risk Factors”. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Measures

To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of net income (loss), which are adjusted from results based on GAAP to exclude the non-cash share-based compensation expenses and non-cash goodwill, intangible assets and investment impairment attributable to the Company. The non-GAAP financial measures are provided to enhance investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and therefore deems it important to provide all of this information to investors. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of the Company’s GAAP financial measures to Non-GAAP financial measures” set forth at the end of this release.

Contact:

Julie Zhu
China Finance Online Co. Limited
+86-10-5832-5288
ir@jrj.com

Chenjiazi Zhong
ICR, Inc.
+1 646-405-5180

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)
	Jun. 30, 2014	Dec. 31, 2013
Assets
Current assets:
Cash and cash equivalents	20,394	36,371
Restricted cash	5	4
Trust bank balances held on behalf of customers	11,325	9,999
Accounts receivable, net - Others	15,559	15,325
Accounts receivable, net - Margin clients	6,922	5,977
Loan receivable	10,239	10,333
Consideration receivable	13,327	13,450
Prepaid expenses and other current assets	6,376	3,307
Deferred tax assets, current	417	1,114
Total current assets	84,564	95,880
Cost method investment	1,131	1,139
Property and equipment, net	4,536	3,868
Acquired intangible assets, net	2,318	7,545
Rental deposits	1,527	1,115
Goodwill	7,051	16,974
Deferred tax assets, non-current	72	94
Other deposits	6,942	6,877
Total assets	108,141	133,492

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $2,374 and $3,808 as of June 30, 2014 and December 31, 2013, respectively)	4,120	6,150
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $7,597 and $7,460 as of June 30, 2014 and December 31, 2013, respectively)	9,173	9,696
Amount due to customers for trust bank balances held on behalf of customers (including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $110 and $648 as of June 30, 2014 and December 31, 2013, respectively)	11,325	9,999
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,686 and $5,520 as of June 30, 2014 and December 31, 2013, respectively)	11,301	12,573
Deferred tax liabilities, current (including deferred tax liabilities, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $385 and $325 as of June 30, 2014 and December 31, 2013, respectively)	385	325
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $93 and $414 as of June 30, 2014 and December 31, 2013, respectively)	93	459
Total current liabilities	36,397	39,202
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $579 and $1,886 as of June 30, 2014 and December 31, 2013, respectively)	579	1,886
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $544 and $633 as of June 30, 2014 and December 31, 2013, respectively)	1,638	1,986
Total liabilities	38,614	43,074
Noncontrolling interests	9,978	14,646
Total China Finance Online Co. Limited shareholders' equity	59,549	75,772
Total liabilities and equity	108,141	133,492

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands of U.S. dollars, except share and ADS related data)
	Three months ended			Six months ended
	Jun. 30, 2014	Jun. 30, 2013	Mar. 31, 2014	Jun. 30, 2014	Jun. 30, 2013
Net revenues	20,599	7,591	23,179	43,778	13,095
Cost of revenues	(5,461)	(2,433)	(5,388)	(10,849)	(4,300)
Gross profit	15,138	5,158	17,791	32,929	8,795
Operating expenses
General and administrative (includes share-based compensation expenses of $691, $153, $506, $1,197 and $330, respectively)	(3,837)	(3,152)	(4,039)	(7,876)	(6,050)
Sales and marketing (includes share-based compensation expenses of $7, nil, $6, $13 and nil, respectively)	(12,880)	(4,526)	(12,088)	(24,968)	(7,647)
Product development (includes share-based compensation expenses of $22, nil, $22, $44 and nil, respectively)	(2,580)	(2,213)	(2,556)	(5,136)	(4,423)
Loss from impairment of intangible assets	(1,802)	-	-	(1,802)	-
Loss from impairment of goodwill	(8,150)	-	-	(8,150)	-
Total operating expenses	(29,249)	(9,891)	(18,683)	(47,932)	(18,120)
Government subsidies	36	-	248	284	-
Loss from operations	(14,075)	(4,733)	(644)	(14,719)	(9,325)
Interest income	1,056	180	828	1,884	581
Interest expense	(8)	(24)	(2)	(10)	(61)
Investment gain (loss), net	19	(158)	(35)	(16)	(39)
Other income, net	564	(28)	16	580	(157)
Exchange gain (loss), net	(37)	265	(153)	(190)	324

Income (loss) before income tax benefits (expenses)	(12,481)	(4,498)	10	(12,471)	(8,677)
Income tax benefits (expenses)	57	(253)	(445)	(388)	(721)

Net loss	(12,424)	(4,751)	(435)	(12,859)	(9,398)
Less: Net income (loss) attributable to the noncontrolling interests	(6,034)	(213)	1,551	(4,483)	(544)
Net loss attributable to China Finance Online Co. Limited	(6,390)	(4,538)	(1,986)	(8,376)	(8,854)

Net loss	(12,424)	(4,751)	(435)	(12,859)	(9,398)
Changes in foreign currency translation adjustment	7	275	(453)	(446)	332
Net unrealized gain on available-for-sale securities, net of tax effects of nil, $4, nil, nil and $4, respectively	-	11	-	-	11
Other comprehensive income, net of tax	7	286	(453)	(446)	343
Comprehensive loss	(12,417)	(4,465)	(888)	(13,305)	(9,055)
Less: comprehensive income (loss) attributable to non-controlling interest	(6,034)	(213)	1,551	(4,483)	(544)
Comprehensive loss attributable to China Finance Online Co. Limited	(6,383)	(4,252)	(2,439)	(8,822)	(8,511)

Net loss per share attributable to China Finance Online Co. Limited
Basic	(0.06)	(0.04)	(0.02)	(0.08)	(0.08)
Diluted	(0.06)	(0.04)	(0.02)	(0.08)	(0.08)
Net loss per ADS attributable to China Finance Online Co. Limited
Basic	(0.29)	(0.21)	(0.09)	(0.38)	(0.41)
Diluted	(0.29)	(0.21)	(0.09)	(0.38)	(0.41)
Weighted average ordinary shares
Basic	109,216,351	109,006,101	109,197,765	109,215,334	109,005,438
Diluted	109,216,351	109,006,101	109,197,765	109,215,334	109,005,438
Weighted average ADSs
Basic	21,843,270	21,801,220	21,839,553	21,843,067	21,801,088
Diluted	21,843,270	21,801,220	21,839,553	21,843,067	21,801,088

Reconciliation of the Company's GAAP financial measures to Non-GAAP financial measures
(In thousands of U.S. dollars)
	Three months ended			Six months ended
	Jun. 30, 2014	Jun. 30, 2013	Mar. 30, 2014	Jun. 30, 2014	Jun. 30, 2013
Net income (loss) attributable to China Finance Online Co. Limited (GAAP)	(6,390)	(4,538)	(1,986)	(8,376)	(8,854)
Share-based compensation	720	153	534	1,254	330
Loss from impairment of intangible assets attributable to the Company	1,081	-	-	1,081	-
Loss from impairment of goodwill attributable to the Company	4,890	-	-	4,890	-
Non-GAAP net income (loss) attributable to China Finance Online Co. Limited	301	(4,385)	(1,452)	(1,151)	(8,524)